February 8, 2012
Goldman, Sachs & Co.
200 West Street
New York, New York 10282
Barclays Capital Inc.
745 Seventh Avenue
New York, New York 10036
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Pamela Howell

Re:	Ceres, Inc.
Registration Statement on Form S-1
Filed January 25, 2012
Registration No. 333-174405
Ladies and Gentlemen:
     In connection with the above-captioned Registration Statement, we, the representatives of the several underwriters, wish to advise that between January 25, 2012 and the date hereof, 2892 copies of the Preliminary Prospectus dated January 25, 2012 were distributed as follows:
•	57 to 47 prospective underwriters and dealers;

•	2239 to 2239 institutional investors;

•	486 to 277 individuals; and

•	110 to 104 others.
     The undersigned, as representatives of the several underwriters, has and will, and each underwriter and dealer has advised the undersigned that it has and, will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:30 p.m., Washington, D.C. time, on February 8, 2012 or as soon thereafter as practicable.

Very truly yours,
GOLDMAN, SACHS & CO.
BARCLAYS CAPITAL INC.
As representatives of the
Prospective Underwriters
GOLDMAN, SACHS & CO.

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

Very truly yours,
GOLDMAN, SACHS & CO.
BARCLAYS CAPITAL INC.
As representatives of the
Prospective Underwriters
BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Vice President